

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 8, 2017

<u>Via E-mail</u>
Mr. Brent L. Korb
Chief Financial Officer
Quanex Building Products Corporation
1800 West Loop South, Suite 1500
Houston, TX 77027

      Re: **Quanex Building Products Corporation**
             Form 10-K for the year ended October 31, 2016
             Filed December 16, 2016
             File No. 1-33913

Dear Mr. Korb:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ John Cash

                            John Cash
                            Branch Chief
                            Office of Manufacturing and
                            Construction